

June 20, 2007

Mr. Ian McKinnon
Chief Executive Officer
Lodestar Mining, Incorporated
400 Steeprock Drive
Toronto, ON Canada M3J 2X1

> **Re:     Lodestar Mining, Incorporated**
> **Registration Statement on Form SB-2**
> **Filed May 30, 2007**
> **File No. 333-143352**

Dear Mr. McKinnon:

We have limited our review of the above filing to the areas upon which we have issued comments.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1.      We note that your CEO, Secretary and Director have been involved in several companies that suggest a pattern of conduct resembling that of individuals who become involved with companies with a purported business plan which the individuals do not intend to carry out. For instance, Ian and Rebecca McKinnon and William Love were listed as a selling shareholder in an offering by Industrial Electric Services, Inc., which has since ceased operations and became a shell company, and is now called China Organic Agriculture, Inc.  Also, Ian and Rebecca McKinnon were listed as selling shareholders in an offering by Triple Bay Industries, Inc., but the company's name is now Syzygy Entertainment, Ltd.

and appears to be involved in hotel and gaming in the Turks and Caicos. In addition, Ian McKinnon was a selling shareholder in an initial public offering by Robcor Properties, Inc., which was engaged in the ownership and leasing of industrial buildings. However, the offering was withdrawn in March 2006, and then the company merged with Redpoint Bio Corporation in March 2007 and became a biotechnology company focused on discovering, developing, and commercializing ingredients that improve the taste of medicines and consumer health care products and enhance the nutritional value of foods and beverages.

We also note that neither Ian and Rebecca McKinnon or Mr. Love has the technical skill or experience to carry out the operation plan of a mining exploration company.

Given the above facts, please provide an explanation supporting Ian and Rebecca McKinnon's and Mr. Love's bona fide intent to execute your current business plan and discuss why you are not required to comply with Rule 419 of the 1933 Act. If you do not believe that Rule 419 applies to your offering, please add disclosure to the Form SB-2 prospectus explaining why you are not a blank check offering within the meaning of Rule 419. In this regard, it would appear appropriate to disclose the history of the companies noted above including their change of business activities, disclose the various connections and similarities between Lodestar Mining, Inc. and those other companies and explain in your disclosure why the change in business operations of those other companies are not indicative of Lodestar Mining, Inc.'s proposed activities.

2.      We note that in the event that 1,000,000 shares are not sold within the 180 days, or within the additional 90 days if extended, all money received by you will be promptly returned to the purchasers. Also, we note that you are not using an escrow agent. In this regard, please confirm that you are aware of and will comply with the requirements of Exchange Act Rule 10b-9. In addition, given the risks to subscribers associated with the lack of an escrow agent, please revise the cover page and prospectus summary to alert investors to the existence of uncertainty as whether the company will be able to refund the proceeds, if you do not reach the minimum in collected funds.

Undertakings, page 73

3.      Please provide the undertakings pursuant to Item 512(g)(2) of Regulation S-B.

Closing Comments

As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any questions.  Direct all correspondence to the following ZIP code:  20549-7010.

Sincerely,


Anne Nguyen Parker
Branch Chief


cc:     J. Wynn

        via facsimile
        John D. Hafner, Esq.
        Tree Anchor Law Firm, PLLC
        (917) 591-9296